UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GlaxoSmithKline plc
(Exact name of Registrant as specified in its charter)

England and Wales	001-15170	98-0607772
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

GlaxoSmithKline plc
980 Great West Road
Brentford, TW8 9GS
England
(Address of principal executive offices)

Victoria Whyte
Company Secretary
+44 20 8047 5000
(Name and telephone number of this person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (the “Rule”) generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin, and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under the Rule regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).

GSK is a science-led global healthcare company that researches and develops a broad range of innovative products in three primary areas: Pharmaceuticals, Vaccines and Consumer Healthcare. Our manufacturing network currently includes 78 sites in over 37 countries. Product formulations include tablets, creams/ointments, inhalers, injections, liquids and sterile products. GSK obtains (i) materials from suppliers for manufacturing purposes and (ii) finished products from contract manufacturing organizations (“CMOs”) for sales and distribution by GSK.
Pursuant to the Rule, we conducted in good faith a technical review of GSK’s products and surveyed our suppliers and CMOs. This review and survey was updated via ongoing monitoring for calendar year 2019 to determine whether 3TGs were present in our products. For those products that did contain 3TGs, we conducted in good faith a reasonable country of origin inquiry that GSK believes was reasonably designed to determine whether any 3TG necessary to the functionality or production of these materials or products originated in the covered countries or was not from recycled or scrap sources. For any materials or products containing 3TGs, we requested information from the applicable suppliers and CMOs regarding the source of such 3TGs. None of the suppliers or CMOs indicated to us that any 3TGs contained in the materials or products they provided to GSK in 2019 came from the covered countries or were not from recycled or scrap sources.
In summary, as a result of our diligence on the suppliers and CMOs, we have no reason to believe that any of the 3TGs contained in our 2019 products that are within the scope of the Rule originated in the covered countries or were not from recycled or scrap sources.
The information in this Form SD also is publicly available on our website at https://www.gsk.com/en-gb/about-us/policies-codes-and-standards/.
Item 1.02 Exhibit
Not applicable.
Section 2 – Exhibits
Item 2.01 Exhibits
Not applicable.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/Iain Mackay
Dated: 29 May, 2020	Name: Iain Mackay
Title: Chief Financial Officer

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